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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. )*

Monsanto Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61166W 10 1

(CUSIP Number)

December 31, 2000

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [x]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G

CUSIP No. 61166W 10 1	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pharmacia Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 220,000,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 220,000,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 85.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 61166W 10 1	Page 3 of 5

ITEM 1.
(a).	Name of Issuer: Monsanto Company.
(b).	Address of Issuer's Principal Executive Offices: 800 North Lindbergh Boulevard St. Louis, Missouri 63167
ITEM 2.
(a).	Name of Person Filing: Pharmacia Corporation.
(b).	Address of Principal Business Office or, if None, Residence: 100 Route 206 Peapack, New Jersey 07977
(c).	Citizenship: Delaware.
(d).	Title of Class of Securities: Common stock, par value $0.01 per share.
(e).	CUSIP Number: 61166W 10 1
ITEM 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a).	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
(b).	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c).	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d).	[ ]	Investment company registered under Section 8 of the Investment Company Act;
(e).	[ ]	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
(f).	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 61166W 10 1	Page 4 of 5

(g).	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h).	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i).	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j).	[ ]	Group in accordance with Rule 13d-1(b)(1)(ii)(j).

           Not Applicable.

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

           Not Applicable.

ITEM 4.	Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a). Amount beneficially owned: 220,000,000.
(b). Percent of class: 85.3% (based on 258,043,000 shares of Monsanto Company Common Stock outstanding, which is the latest information available to Pharmacia Corporation as of February 12, 2001).
(c). Number of shares as to which the person has:
(i).	Sole power to vote or to direct the vote
220,000,000
(ii).	Shares power to vote or to direct the vote
-0-
(iii).	Sole power to dispose or to direct the disposition of
220,000,000
(iv).	Shared power to dispose or to direct the disposition of
-0-

CUSIP No. 61166W 10 1	Page 5 of 5

ITEM 5.	Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                    Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

                    Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                    Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group.

                    Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

                    Not Applicable.

ITEM 10.	Certification.

                    Not Applicable.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2001	PHARMACIA CORPORATION
	By:	/s/ Don W. Schmitz

		Name: Title:	Don W. Schmitz Vice President, Associate General Counsel and Corporate Secretary